Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE REPORTS FIRST QUARTER 2013

OPERATING AND FINANCIAL RESULTS — GOLDEX AND LA INDIA EXPECTED TO COMMENCE PRODUCTION AHEAD OF SCHEDULE

Toronto (April 25, 2013) — Agnico-Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico-Eagle” or the “Company”) today reported quarterly net income of $23.9 million, or $0.14 per share for the first quarter of 2013.  This result includes a non-cash foreign currency translation loss of $3.7 million ($0.02 per share), non-cash stock option expense of $11.2 million ($0.07 per share), non-cash impairment loss on available for sale securities of $11.0 million ($0.06 per share) and other non-recurring expense of $3.9 million ($0.02 per share).  Excluding these items would result in adjusted net income of $53.6 million, or $0.31 per share.  In the first quarter of 2012, the Company reported net income of $78.5 million, or $0.46 per share.

First quarter 2013 cash provided by operating activities was $146.1 million ($134.5 million before changes in non-cash components of working capital), compared to cash provided by operating activities of $196.5 million in the first quarter of 2012 ($181.3 million before changes in non-cash components of working capital).

The lower net income and cash provided by operating activities in 2013 was primarily due to lower gold prices and production combined with higher cash costs when compared to the first quarter of 2012.

“This year is a building year for Agnico-Eagle as we prepare to bring two mines into production over the next several quarters.  In the first quarter, our operations performed in line with expectations and we remain on track to achieve our 2013 production guidance” said Sean Boyd, President and Chief Executive Officer.  “We are also pleased to announce that the expected startups at Goldex and La India are ahead of schedule. Goldex is expected to commence production in the fourth quarter of 2013, while La India is scheduled to be in commercial production in the first quarter of 2014.  These two mines are expected to make a meaningful contribution to the growth profile of the Company”, added Mr. Boyd.

Operating highlights include:

•                  First quarter 2013 production and costs in line with expectations

•                  Goldex initial production expected in fourth quarter 2013, ahead of schedule and on budget - Estimated to contribute approximately 15,000 ounces of gold in 2013

•                  La India anticipated to start commissioning by year-end 2013, ahead of schedule — Construction proceeding well and on budget

•                  Creston Mascota Phase Two leach pad now on line — leaching resumed at Creston Mascota in March 2013, approximately one month ahead of schedule

•                  Record quarterly throughput at Meadowbank — the mill processed a record daily average of 11,320 tonnes during the first quarter.

•                  Scheduled mill maintenance at Kittila expected to take longer than planned — relining of autoclave expected to be complete in late June.  Estimated production impact is approximately 10,000 - 15,000 fewer ounces of gold in 2013.

•                  Total cash cost per ounce1 guidance for 2013 revised upward to reflect current commodity prices and exchange rates — expected 2013 total cash costs to be between $735 and $785 per ounce

Payable gold production2 in the first quarter of 2013 was 236,975 ounces compared to 254,955 ounces in the first quarter of 2012.  The lower level of production in the 2013 period was primarily due to the Creston Mascota heap leach being suspended during most of the quarter.  A description of the production and cost performance for each mine is set out further below.

Total cash costs for the first quarter of 2013 were $740 per ounce.  This compares with $594 per ounce in the first quarter of 2012.  The higher cost in 2013 was largely attributable to lower byproduct revenue at LaRonde, lower grades at Meadowbank and a lack of production from the lower cost Creston Mascota mine.

Agnico-Eagle’s production guidance for 2013 remains unchanged at 970,000 to 1,010,000 ounces of gold, as the expected 15,000 ounce production from Goldex offsets anticipated production decrease at Kittila related to a longer than anticipated maintenance shutdown.  The Company’s cash cost estimates have been revised to reflect the production changes at Goldex and Kittila, as well as changes in commodity

1 Total cash costs per ounce is a non-GAAP measure. For reconciliation to production costs, see footnote (iii) to the “Reconciliation of production costs to Total Cash Costs per Ounce and Minesite Costs per Tonne” contained herein. See also “Note Regarding Certain Measures of Performance”.

2 Payable production of a mineral means the quantity of mineral produced during a period contained in products that are sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

and currency price assumptions since the beginning of 2013.  New and old input assumptions and a reconciliation of the total cash cost estimates are provided below:

Commodity and currency price assumptions	Feb 13, 2013 press release	Apr 25, 2013 press release

Silver price per ounce	$34	$25
Copper price per metric tonne	$7,500	$7,000
Zinc price per metric tonne	$2,000	$1,900
CAD per USD	1.00	1.03
USD per EURO	1.30	1.29
MXP per USD	13.00	12.25

Reconciliation of total cash costs estimates

2013 Total Cash Cost Per Ounce Estimate (as per Feb 13, 2013 release)	$ 700 - $ 750

Change in Silver price assumptions	$ 29
Change in Copper price assumptions	$ 4
Change in Zinc price assumptions	$ 4
Change in CAD per USD assumptions	$(19)
Change in USD per EURO assumptions	$(1)
Change in MXP per USD assumptions	$3
Changes in Kittila production estimates	$10
Introduction of Goldex into total production profile	$5

Revised 2013 Total Cash Cost Per Ounce Estimate	$ 735 - $ 785

As noted in the year-end 2012 results (see February 13, 2013 news release), the 2013 production is expected to be higher in the second half of the year due to resumption of production at Kittila, increased production at Creston Mascota, the ongoing ramp up of production at LaRonde, higher expected grades at Meadowbank, and the start of production at Goldex. For the full year 2013, the all-in sustaining costs3 are now expected to be approximately $1,110 per ounce at current metals prices and exchange rates.

3 All-in sustaining cost is a non-GAAP measure. The Company calculates all-in sustaining costs as the sum of total cash costs (net of byproduct credits), sustaining capital expense, corporate, general and administrative expense (net of stock option expense) and exploration expense.  The Company’s methodology for calculating all-in sustaining costs may not be similar to methodology used by other gold producers that disclose all-in sustaining cost. The Company may change the methodology it uses to calculate all-in sustaining costs in the future, including in circumstances where the World Gold Council adopts formal industry guidelines regarding this measure.

First Quarter 2013 Results Conference Call and Webcast Tomorrow

The Company’s senior management will host a conference call on Friday, April 26, 2013 at 9:00 AM (E.D.T.) to discuss financial results and provide an update of the Company’s operating activities.

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website homepage at www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 416-644-3414 or Toll-free 1-800-814-4859.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive:

Please dial 416-640-1917 or Toll-free 1-877-289-8525, access code 4568953#.

The conference call replay will expire on May 26, 2013.

The webcast along with presentation slides will be archived for 180 days on the website.

Annual and Special General Meeting (“AGM”)

The AGM will begin on Friday, April 26, 2013 at 11:00am (E.D.T).  The meeting will be held at the Sheraton Centre Hotel (Dominion Ballroom) located at 123 Queen Street West, Toronto, ON.  For those unable to attend in person, the meeting will be accessible on the internet or by telephone, as set out below.

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website homepage at www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 416-644-3415 or Toll-free 1-877-974-0445.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive:

Please dial 416-640-1917 or Toll-free 1-877-289-8525, access code 4611168#.

The AGM conference call replay will expire on June 26, 2013.

The AGM webcast along with presentation slides will be archived for 180 days on the website.

Cash Position Remains Strong

Cash and cash equivalents totaled $264 million at March 31, 2013, down from the December 31, 2012 balance of $332 million.  The decline in the cash balance is largely due to lower metal prices and repayment of the Company’s bank credit facility. The outstanding balance on the credit facility was reduced from $30 million at December 31, 2012 to nil at March 31, 2013.

Capital expenditures in the first quarter of 2013 were $131 million, including $25 million at LaRonde, $18 million at Meadowbank, $7 million at Kittila, $7 million at Pinos Altos, $5 million at Lapa, and $2 million at Creston Mascota.  Capital expenditures at development projects included $37 million at La India, $17 million at Goldex, and $12 million at Meliadine.

In 2013, capital expenditures are now expected to be $621 million, reflecting an accelerated schedule at both Goldex and La India.  The increases in the capital expenditures budget include $27 million at La India and $5 million at Goldex that were previously budgeted for 2014, as well as a decrease of $7 million reflecting changes in foreign exchange rates. The previous estimate of 2013 capital expenditures was $596 million (see February 13, 2013 press release).

With its current cash balances, anticipated cash flows and available bank lines, management believes that Agnico-Eagle remains fully funded for the development and exploration of its current pipeline of approved gold projects in Canada, Finland and Mexico.

Available bank lines as of March 31, 2013 were approximately $1.2 billion.

LaRonde — Work on Cooling Plant Continues as Planned

The 100% owned LaRonde mine in northwestern Quebec, Canada, began operation in 1988.  Current mine life is estimated to be through 2026.

The LaRonde mill processed an average of 6,603 tonnes per day (“tpd”) in the first quarter of 2013, compared with an average of 7,087 tpd in the corresponding period of 2012.  The lower mill throughput in the current period was largely due to heat and congestion challenges as the deeper levels of the mine continue to be developed.  Increased ventilation and cooling plant infrastructure are expected to be installed in the fourth quarter of 2013, which should provide additional mining flexibility.  In the first quarter of 2013, approximately 60% of the ore milled came from the deeper portion of the LaRonde mine.  The proportion of production from the deeper mine ore is expected to increase over the course of the year as two higher grade deep pyramids are mined.  The mined grade is expected to continue to increase towards the average reserve grade over the next several years.

Minesite costs per tonne4 were on budget at approximately C$98 in the first quarter of 2013.  These costs are higher than the C$90 per tonne experienced in the first quarter of 2012.  The increase in costs is largely due to the continued transition to mining the deeper ore at LaRonde.

On a per ounce basis, net of byproduct credits, LaRonde’s total cash costs per ounce were $718 in the first quarter of 2013 on production of 39,073 ounces of gold.  This compares with the first quarter of 2012 when total cash costs per ounce were $216 on production of 43,281 ounces of gold.  The increase in total cash costs was mainly due to lower byproduct metal production (as the mine transitions to more gold-rich ore at depth) and minesite costs per tonne, as previously mentioned.  Silver, copper and zinc production in the first quarter of 2013 was 11%, 18% and 37% lower, respectively, compared to the first quarter of 2012.

After 2013, LaRonde is expected to ramp up production over the next several years to an average life of mine production of more than 300,000 ounces of gold per year, reflecting the higher gold grades expected at depth.  As a result of the higher grades, the value of the ore expected to be processed over LaRonde’s remaining 15-year life is approximately 50% higher than the value of the ore mined in 2012 (assuming the same metals prices).

Lapa — Continued Steady Performance

The 100% owned Lapa mine in northwestern Quebec achieved commercial production in May 2009.  Current mine life is estimated to be through 2015.

The Lapa circuit at the LaRonde mill processed an average of 1,778 tpd in the first quarter of 2013.  This compares with an average of 1,738 tpd in the first quarter of 2012.

Minesite costs per tonne were C$115 in the first quarter of 2013, compared to C$120 in the first quarter of 2012.  The lower minesite cost this quarter is due to improved maintenance and equipment availability, slightly lower development costs and lower milling costs versus the comparable period last year.

Payable production in the first quarter of 2013 was 26,868 ounces of gold at total cash costs per ounce of $680.  This compares with the first quarter of 2012, when production was 28,499 ounces of gold at total cash cost per ounce of $664.  In the current period, the decrease in gold production and higher total cash costs per ounce are generally due to the processing of lower gold grades compared to the same quarter last year.

4 Minesite costs per tonne is a non-GAAP measure.  For reconciliation to production costs, see footnote (vi) to the “Reconciliation of production costs to Total Cash Costs per Ounce and Minesite Costs per Tonne” contained herein.  See also “Note Regarding Certain Measures of Performance”.

Kittila Mine — Scheduled Mill Maintenance Extended

The 100% owned Kittila mine in northern Finland achieved commercial production in May 2009.  Current mine life is estimated to be through 2044.

The Kittila mill processed an average of approximately 2,966 tpd in the first quarter of 2013.  In the first quarter of 2012, the Kittila mill processed 3,180 tpd.  Throughput for the 2013 period was lower due to a slight increase of scheduled maintenance time compared to the prior year period.

Minesite costs per tonne at Kittila were approximately €77 in the first quarter of 2013, below budget, compared to €67 in the first quarter of 2012.  The increase in budgeted minesite costs is largely due to the mine now processing ore entirely from the relatively higher cost underground areas (the open pit areas were depleted in the fourth quarter of 2012).

First quarter 2013 gold production at Kittila was 43,145 ounces with a total cash cost per ounce of $624.  In the first quarter of 2012 the mine produced 46,758 ounces at total cash costs per ounce of $565.  Kittila achieved record quarterly gold recoveries of 91.6% in the quarter.  Lower production and higher costs in the 2013 period were largely the result of slightly lower throughput and grades, and higher minesite costs compared to the first quarter of 2012.

During the second quarter of 2013, the Kittila mill was scheduled to undergo a planned 40-day maintenance shutdown.  Upon commencement of the shutdown, a comprehensive assessment of the autoclave determined that additional maintenance was required, including a complete relining of all layers inside the autoclave.  As a result, the autoclave is expected to resume operation late in the second quarter.  The Company estimates that the extended shutdown will result in a reduction of approximately 10,000 — 15,000 ounces of gold in 2013.  The impact of the shutdown on total cash costs per pounce is expected to be approximately $10 per ounce, as disclosed above.

In February 2013, the Company’s Board of Directors approved a 750 tpd expansion at Kittila, which is expected to increase the capacity at the mine to 3,750 tpd starting in the second half of 2015.  The total expenditure on the project is estimated to be about $103 million over a three year period, with $25 million expected to be spent in 2013.  To date, the Engineering, Procurement, and Construction Management contract has been awarded, detailed engineering has commenced and the procurement of long lead items is underway. The expansion is expected to reduce total cash costs per ounce and to offset the production impact of a gradual reduction in realized grade towards the reserve grade over the next several years.

Given the recent exploration success at Kittila (especially on the Rimpi zone), a study is underway that is evaluating the possible installation of a production shaft and second autoclave at Kittila.  These facilities are anticipated to result in operating flexibility and costs savings and sustain long-term production at higher throughput levels from multiple zones, especially at depths below 700 metres. Results of this study are expected to be available in 2014.

Pinos Altos — Creston Mascota Leaching Resumes Ahead of Schedule

The 100% owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009.  Current mine life is estimated to be through 2029.

The Pinos Altos mill processed an average of 5,250 tpd in the first quarter of 2013.  This compares with 4,967 tonnes per day processed in the first quarter of 2012. The increase is largely due to higher mechanical availability.

Approximately 484,000 tonnes of ore were stacked on the Pinos Altos and Creston Mascota leach pads during the first quarter of 2013.  In the first quarter of 2012, approximately 782,000 tonnes were stacked on the leach pads.  The decrease in tonnes stacked was mainly a result of the temporary suspension of activities at the Creston Mascota mine. Leaching resumed on the Phase 2 pad at Creston Mascota in March 2013, which was approximately one month ahead of schedule.  A gradual ramp-up of production at Creston Mascota is expected to occur over the course of the year.

Minesite costs per tonne at Pinos Altos (excluding Creston Mascota) were $41 in the first quarter of 2013, compared to $37 in the first quarter of 2012.  The slight increase in minesite costs per tonne over the prior year period is primarily due to a higher proportion of milled ore in the 2013 period.

Payable production in the first quarter of 2013 was 46,071 ounces of gold (including 1,907 ounces from Creston Mascota) at total cash costs per ounce of $3005.  This compares with production of 57,016 ounces (including 13,724 ounces from Creston Mascota) at a total cash cost of $278 in the first quarter of 2012.  The higher production and lower cash cost per ounce in the 2012 period was largely due to the full quarter contribution from Creston Mascota and higher silver prices compared to the 2013 period.

The Pinos Altos shaft sinking project achieved several milestones during the quarter including the completion of the raise bore pilot hole, concrete pours for the head frame, and the initial mobilization of the contractor and the first blasts in the shaft.  This project will allow better matching of the mill capacity with the future mining capacity at Pinos Altos when the open pit mining operation begins to wind down as planned in the next several years.

5 Total cash costs per ounce of gold produced and minesite costs per tonne of ore processed for Creston Mascota are excluded from figures for first quarter 2013, due to the suspension of heap leach operations at Creston Mascota effective October 1, 2012

Meadowbank — Record Quarterly Mill Throughput

The 100% owned Meadowbank mine is located in Nunavut, Canada.  Current mine life is estimated to be through 2018.

The Meadowbank mill processed an average of 11,320 tpd in the first quarter of 2013.  This compares with 9,748 tpd in the first quarter of 2012.  The higher throughput, period over period, is largely due to the continued strong operating performance of the permanent secondary crushing unit that was commissioned in July 2011.  The secondary crusher has consistently exceeded the initial design rate of 8,500 tpd since startup.

Minesite costs per tonne were C$87 in the first quarter of 2013, compared with C$92 per tonne in the first quarter of 2012.  Costs are lower in the 2013 period due to more tonnes of ore processed in 2013 versus 2012, and overall improved productivity.

Payable production in the first quarter of 2013 was 81,818 ounces of gold at total cash costs per ounce of $1,069.  This compares with payable production in the first quarter of 2012 of 79,401 ounces of gold at total cash costs per ounce of $1,020.  The improvement in production in the first quarter of 2013 was largely due to increased throughput, which was partly offset by slightly lower grades and recoveries.  Costs for the current period increased mainly due to mining and processing of lower grade ore.

Production at Meadowbank is expected to be higher in the second half of 2013 based on higher anticipated grades.

Goldex Mine — Expected To Commence Production In Fourth Quarter 2013

The 100% owned Goldex mine in northwestern Quebec began operation in 2008 but mining in the original GEZ orebody was suspended in October 2011 (see October 19, 2011 press release).  In 2012, the M and E satellite zones were approved for construction, while the GEZ remains suspended.

Development activities at the mine have advanced ahead of schedule, resulting in anticipated commencement of production in the fourth quarter of 2013, approximately two quarters ahead of previous estimates.  Gold production during 2013 is expected to be approximately 15,000 ounces at relatively high total cash costs of approximately $1,130 per ounce, reflecting the startup of production.

Underground development is ongoing, and construction of the paste plant is proceeding as planned with about half of the main structure completed.  Given the advanced ramp up, approximately $5 million of capital expenditures that were previously planned for 2014 have been included in the revised 2013 capital budget.

In addition, drilling and technical studies are underway on a number of other satellite zones at the mine, with results expected by the end of 2013.

La India — Development on Budget and Ahead of Schedule; Commissioning to start by year-end 2013

The La India project in Sonora, Mexico, was acquired in November 2011.  Given the steady progress being made during the mine construction phase, the Company now anticipates commissioning La India late in the fourth quarter of 2013, with commercial production anticipated in the first quarter 2014.  Previous guidance had suggested start up in the second quarter of 2014.

With the advancement of expected commissioning, approximately $27 million of capital costs have been brought into the 2013 budget from planned expenditures in 2014.

Results from infill drilling on the La India and Main zones indicated conformity with the current block models. Metallurgical testing continues on the La India sulphides and Tarachi ores, with results expected later this year.

Meliadine — Permitting Continues and Road Construction Progressing Well

Located near Rankin Inlet, Nunavut, Canada, the Meliadine project was acquired in July 2010, and is one of Agnico-Eagle’s largest gold projects in terms of resources.  Approximately $90 million is expected to be spent on Meliadine exploration, permitting and infrastructure in 2013.  The main focus of the exploration program is resource to reserve conversion drilling on the main deposit areas, which will be reflected in an updated technical study that should be completed in the second quarter of 2014.

Permitting activities are on-going with first production anticipated in 2018 and capital expenditures expected to be distributed over the 2013 to 2018 period, subject to board approval and prevailing market conditions.

Construction is continuing on the permanent all-season road linking the project with the community of Rankin Inlet, 24 kilometres away.  The road was connected to the Meliadine camp in March and is functional, with full completion expected later this summer.

Investment Activity — Re-aligning The Equity Portfolio

Consistent with the long standing approach of investing in development/exploration stage companies, Agnico-Eagle has made several recent equity investments.  In all cases, Agnico-Eagle acquired the shares for investment purposes.  These acquisitions are part of the Company’s ongoing strategy to maintain a focused, streamlined portfolio of strategic investments in promising junior mining companies.

Dividend Record and Payment Dates for the Second Quarter of 2013

The Board of Directors of the Company has approved the payment of a quarterly cash dividend of $0.22 per common share.  The next of these dividends will be paid on June 15, 2013 to shareholders of record as of June 3, 2013.

Other Expected Dividend and Record Dates for 2013

Record Date	Payment Date
Sept. 3	Sept. 17
Dec. 2	Dec. 16

Dividend Reinvestment Program

Please follow the link below for information on the Company’s dividend reinvestment program.

Dividend Reinvestment Plan

About Agnico-Eagle

Agnico-Eagle is a long established, Canadian headquartered, gold producer with operations located in Canada, Finland and Mexico, and exploration and/or development activities in Canada, Finland, Mexico and the United States.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales and maintains a corporate strategy based on increasing shareholder exposure to gold, on a per share basis.  It has declared a cash dividend for 31 consecutive years.

AGNICO-EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, US GAAP basis, except where noted)

(Unaudited)

	Three months ended March 31,
	2013	2012
Operating margin by mine (Note 1):
LaRonde mine	$33,295	$63,266
Lapa mine	21,788	27,677
Kittila mine	44,956	49,049
Pinos Altos mine (Note 2)	53,827	69,135
Meadowbank mine	36,503	48,772
Total operating margin	190,369	257,899
Amortization of property, plant and mine development	70,071	64,553
Exploration, corporate and other	71,690	85,836
Income before income and mining taxes	48,608	107,510
Income and mining taxes	24,749	28,962
Net income for the period	$23,859	$78,548
Net income per share - basic (US$)	$0.14	$0.46

Cash provided by operating activities	$146,072	$196,497

Realized prices(US$):
Gold (per ounce)	$1,611	$1,684
Silver (per ounce)	$28.70	$34.46
Zinc (per tonne)	$2,002	$2,125
Copper (per tonne)	$7,570	$9,006

Payable production (Note 3):
Gold (ounces):
LaRonde mine	39,073	43,281
Lapa mine	26,868	28,499
Kittila mine	43,145	46,758
Pinos Altos mine (Note 2)	46,071	57,016
Meadowbank mine	81,818	79,401
Total gold (ounces)	236,975	254,955
Silver (thousands of ounces):
LaRonde mine	611	690
Kittila mine	2	—
Pinos Altos mine (Note 2)	616	507
Meadowbank mine	22	18
Total silver (thousands of ounces)	1,251	1,215
Zinc (tonnes)	8,239	12,978
Copper (tonnes)	1,082	1,326

Payable metal sold:
Gold (ounces):
LaRonde mine	39,588	43,745
Lapa mine	23,939	27,897
Kittila mine	44,340	44,227
Pinos Altos mine (Note 2)	45,110	52,145
Meadowbank mine	80,012	74,614
Total gold (ounces)	232,989	242,628
Silver (thousands of ounces):
LaRonde mine	583	718
Kittila mine	1	—
Pinos Altos mine (Note 2)	586	493
Meadowbank mine	22	18
Total silver (thousands of ounces)	1,192	1,229
Zinc (tonnes)	6,999	13,032
Copper (tonnes)	1,067	1,293
Total cash costs per ounce of gold produced (US$) (Note 4):
LaRonde mine	$718	$216
Lapa mine	$680	$664
Kittila mine	$624	$565
Pinos Altos mine (Note 2)	$300	$278
Meadowbank mine	$1,069	$1,020
Weighted average total cash costs per ounce of gold produced	$740	$594

Note 1

Operating margin by mine is calculated as revenues from mining operations less production costs.

Note 2

Includes the Creston Mascota deposit at Pinos Altos, except for total cash costs per ounce of gold produced in the first quarter of 2013.

Note 3

Payable production is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

Note 4

Total cash costs per ounce of gold produced is calculated net of silver, copper, zinc and other byproduct revenue credits. The weighted average total cash costs per ounce of gold produced is based on commercial production ounces. Total cash costs per ounce of gold produced is a non-GAAP measure that the Company uses to monitor the performance of its operations. See “reconciliation of production costs to total cash costs per ounce of gold produced and minesite costs per tonne” contained herein for details.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	As at March 31, 2013	As at December 31, 2012

ASSETS
Current
Cash and cash equivalents	$264,395	$332,008
Trade receivables	70,526	67,750
Inventories:
Ore stockpiles	61,325	52,342
Concentrates and dore bars	68,312	69,695
Supplies	191,479	222,630
Income taxes recoverable	27,077	19,313
Available-for-sale securities	55,309	44,719
Fair value of derivative financial instruments	5,308	2,112
Other current assets	97,988	92,977
Total current assets	841,719	903,546
Other assets	50,685	55,838
Goodwill	229,279	229,279
Property, plant and mine development	4,129,137	4,067,456
	$5,250,820	$5,256,119

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$177,898	$185,329
Reclamation provision	14,158	16,816
Dividends payable	—	37,905
Interest payable	20,877	13,602
Income taxes payable	13,917	10,061
Capital lease obligations	11,347	12,955
Fair value of derivative financial instruments	700	277
Total current liabilities	238,897	276,945
Long-term debt	800,000	830,000
Reclamation provision and other liabilities	125,289	127,735
Deferred income and mining tax liabilities	623,253	611,227
SHAREHOLDERS’ EQUITY
Common shares
Authorized - unlimited
Issued - 172,867,524 (December 31, 2012 - 172,296,610)	3,249,744	3,241,922
Stock options	158,437	148,032
Warrants	24,858	24,858
Contributed surplus	15,665	15,665
Retained earnings	31,000	7,046
Accumulated other comprehensive loss	(16,323)	(27,311)
Total shareholders’ equity	3,463,381	3,410,212
	$5,250,820	$5,256,119

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(thousands of United States dollars, except share and per share amounts, US GAAP basis)

(Unaudited)

	Three months ended March 31,
	2013	2012

REVENUES
Revenues from mining operations	$420,422	$472,934
Interest and sundry income and other	2,770	1,164
	423,192	474,098

COSTS AND EXPENSES
Production	230,053	215,035
Exploration and corporate development	8,571	23,108
Amortization of property, plant and mine development	70,071	64,553
General and administrative	37,320	33,928
Impairment loss on available-for-sale securities	10,995	—
Interest expense	13,916	14,447
Foreign currency translation loss	3,658	15,517
Income before income and mining taxes	48,608	107,510
Income and mining taxes	24,749	28,962
Net income for the period	$23,859	$78,548

Net income per share - basic	$0.14	$0.46
Net income per share - diluted	$0.14	$0.46

Weighted average number of common shares outstanding (in thousands):
Basic	172,280	170,837
Diluted	172,623	171,017

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	Three months ended March 31,
	2013	2012

OPERATING ACTIVITIES
Net income for the period	$23,859	$78,548
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development	70,071	64,553
Deferred income and mining taxes	7,026	10,320
Stock-based compensation, foreign currency translation and other	36,061	34,088
Adjustment for settlement of environmental remediation	(2,552)	(6,232)
Changes in non-cash working capital balances:
Trade receivables	(2,776)	(14,993)
Income taxes	(3,908)	19,869
Inventories	27,992	11,549
Other current assets	(5,765)	18,810
Accounts payable and accrued liabilities	(10,102)	(29,852)
Interest payable	6,166	9,837
Cash provided by operating activities	146,072	196,497

INVESTING ACTIVITIES
Additions to property, plant and mine development	(130,634)	(75,995)
Acquisitions, investments and other	(12,675)	(11,325)
Cash used in investing activities	(143,309)	(87,320)

FINANCING ACTIVITIES
Dividends paid	(29,890)	(30,515)
Repayment of capital lease obligations	(2,553)	(3,112)
Proceeds from long-term debt	40,000	—
Repayment of long-term debt	(70,000)	(90,000)
Repurchase of common shares for restricted share unit plan	(19,000)	(12,031)
Common shares issued	11,939	3,580
Cash used in financing activities	(69,504)	(132,078)

Effect of exchange rate changes on cash and cash equivalents	(872)	518

Net decrease in cash and cash equivalents during the period	(67,613)	(22,383)
Cash and cash equivalents, beginning of period	332,008	221,458
Cash and cash equivalents, end of period	$264,395	$199,075

Supplemental cash flow information:
Interest paid	$6,832	$4,093
Income and mining taxes paid	$21,633	$4,305

AGNICO-EAGLE MINES LIMITED

RECONCILIATION OF PRODUCTION COSTS TO TOTAL CASH COSTS

PER OUNCE OF GOLD PRODUCED AND MINESITE COSTS PER TONNE

(Unaudited)

Total Production Costs by Mine

	Three months ended	Three months ended
	March 31, 2013	March 31, 2012
	(thousands of United States dollars)
Production costs per consolidated statements of income and comprehensive income	$230,053	$215,035
LaRonde mine	57,903	58,180
Lapa mine	16,610	18,657
Kittila mine	27,182	26,030
Pinos Altos(i)	31,652	35,161
Meadowbank mine	93,589	77,007
Total	$226,936	$215,035

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced by Mine

	Three months ended	Three months ended
LaRonde Mine - Total Cash Costs per Ounce of Gold Produced	March 31, 2013	March 31, 2012
	(thousands of United States dollars, except as noted)
Production costs	$57,903	$58,180
Adjustments:
Byproduct metal revenues, net smelting, refining and marketing charges	(29,556)	(47,518)
Inventory and other adjustments(ii)	262	(715)
Non-cash reclamation provision	(542)	(604)
Cash operating costs	$28,067	$9,343
Gold production (ounces)	39,073	43,281
Total cash costs per ounce of gold produced ($ per ounce)(iii)	$718	$216

	Three months ended	Three months ended
Lapa Mine - Total Cash Costs per Ounce of Gold Produced	March 31, 2013	March 31, 2012
	(thousands of United States dollars, except as noted)
Production costs	$16,610	$18,657
Adjustments:
Byproduct metal revenues, net smelting, refining and marketing charges	77	61
Inventory and other adjustments(ii)	1,610	(17)
Non-cash reclamation provision	(17)	236
Cash operating costs	$18,280	$18,937
Gold production (ounces)	26,868	28,499
Total cash costs per ounce of gold produced ($ per ounce)(iii)	$680	$664

	Three months ended	Three months ended
Kittila Mine - Total Cash Costs per Ounce of Gold Produced	March 31, 2013	March 31, 2012
	(thousands of United States dollars, except as noted)
Production costs	$27,182	$26,030
Adjustments:
Byproduct metal revenues, net smelting, refining and marketing charges	157	119
Inventory and other adjustments(ii)	(294)	440
Non-cash reclamation provision	(120)	(157)
Cash operating costs	$26,925	$26,432
Gold production (ounces)	43,145	46,758
Total cash costs per ounce of gold produced ($ per ounce)(iii)	$624	$565

	Three months ended	Three months ended
Pinos Altos Mine - Total Cash Costs per Ounce of Gold Produced(i)	March 31, 2013	March 31, 2012
	(thousands of United States dollars, except as noted)
Production costs	$31,652	$35,161
Adjustments:
Byproduct metal revenues, net smelting, refining and marketing charges	(16,566)	(16,449)
Inventory and other adjustments(ii)	(430)	1,754
Non-cash reclamation provision	(74)	(433)
Stripping costs(iv)	(1,319)	(4,180)
Cash operating costs	$13,263	$15,853
Gold production (ounces)	44,164	57,016
Total cash costs per ounce of gold produced ($ per ounce)(iii)	$300	$278

	Three months ended	Three months ended
Meadowbank Mine - Total Cash Costs per Ounce of Gold Produced	March 31, 2013	March 31, 2012
	(thousands of United States dollars, except as noted)
Production costs	$93,589	$77,007
Adjustments:
Byproduct metal revenues, net smelting, refining and marketing charges	(563)	(634)
Inventory and other adjustments(ii)	992	5,254
Non-cash reclamation provision	(393)	(394)
Stripping costs(iv)	(6,124)	(222)
Cash operating costs	$87,501	$81,011
Gold production (ounces)	81,818	79,401
Total cash costs per ounce of gold produced ($ per ounce)(iii)	$1,069	$1,020

Reconciliation of Production Costs to Minesite Costs per Tonne by Mine

	Three months ended	Three months ended
LaRonde Mine - Minesite Costs per Tonne	March 31, 2013	March 31, 2012
	(thousands of United States dollars, except as noted)
Production costs	$57,903	$58,180
Adjustments:
Inventory adjustment(v)	434	(125)
Non-cash reclamation provision	(542)	(604)
Minesite operating costs	$57,795	$57,451
Minesite operating costs (thousands of C$)	$58,420	$57,730
Tonnes of ore milled (thousands of tonnes)	594	645
Minesite cost per tonne (C$)(vi)	$98	$90

	Three months ended	Three months ended
Lapa Mine - Minesite Costs per Tonne	March 31, 2013	March 31, 2012
	(thousands of United States dollars, except as noted)
Production costs	$16,610	$18,657
Adjustments:
Inventory adjustment(v)	1,671	20
Non-cash reclamation provision	(17)	236
Minesite operating costs	$18,264	$18,913
Minesite operating costs (thousands of C$)	$18,445	$18,904
Tonnes of ore milled (thousands of tonnes)	160	158
Minesite cost per tonne (C$)(vi)	$115	$120

	Three months ended	Three months ended
Kittila Mine - Minesite Costs per Tonne	March 31, 2013	March 31, 2012
	(thousands of United States dollars, except as noted)
Production costs	$27,182	$26,030
Adjustments:
Inventory adjustment(v)	(294)	440
Non-cash reclamation provision	(120)	(157)
Minesite operating costs	$26,768	$26,313
Minesite operating costs (thousands of €)	€20,580	€19,458
Tonnes of ore milled (thousands of tonnes)	267	289
Minesite cost per tonne (€)(vi)	€77	€67

	Three months ended	Three months ended
Pinos Altos Mine - Minesite Costs per Tonne(i)	March 31, 2013	March 31, 2012
	(thousands of United States dollars, except as noted)
Production costs	$31,652	$35,161
Adjustments:
Inventory adjustment(v)	(403)	1,754
Non-cash reclamation provision	(74)	(433)
Stripping costs(iv)	(1,319)	(4,180)
Minesite operating costs	$29,856	$32,302
Tonnes of ore processed (thousands of tonnes)	726	1,234
Minesite cost per tonne(vi)	$41	$26

	Three months ended	Three months ended
Meadowbank Mine - Minesite Costs per Tonne	March 31, 2013	March 31, 2012
	(thousands of United States dollars, except as noted)
Production costs	$93,589	$77,007
Adjustments:
Inventory adjustment(v)	902	5,429
Non-cash reclamation provision	(393)	(394)
Stripping costs(iv)	(6,124)	(222)
Minesite operating costs	$87,974	$81,820
Minesite operating costs (thousands of C$)	$88,601	$81,730
Tonnes of ore milled (thousands of tonnes)	1,019	887
Minesite cost per tonne (C$)(vi)	$87	$92

(i)             Includes the Creston Mascota deposit at Pinos Altos for the first quarter of 2012. Excludes the Creston Mascota deposit at Pinos Altos for the first quarter of 2013.

(ii)          Under the Company’s revenue recognition policy, revenue is recognized on concentrates when legal title passes. As total cash costs per ounce of gold produced are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production not yet recognized as revenue.

(iii)       Total cash costs per ounce of gold produced is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as recorded in the consolidated statements of income and comprehensive income for byproduct revenues, unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs and other adjustments, and then dividing by the number of ounces of gold produced. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is a useful comparison point between periods. Total cash costs per ounce of gold produced is intended to provide investors with information about the cash generating capabilities of the Company’s mining operations. Management also uses this measure to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for these inherent limitations by using this measure in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iv)      The Company reports total cash costs per ounce of gold produced and minesite costs per tonne using a common industry practice of deferring certain stripping costs that can be attributed to future production. The purpose of adjusting for these stripping costs is to enhance the comparability of total cash costs per ounce of gold produced and minesite costs per tonne to the Company’s peers within the mining industry.

(v)         This inventory adjustment reflects production costs associated with unsold concentrates.

(vi)      Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as shown in the consolidated statements of income and comprehensive income for unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs and other adjustments, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in byproduct metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with US GAAP.

Note Regarding Certain Measures of Performance

This press release presents financial performance measures, including “total cash costs per ounce of gold produced”, “minesite costs per tonne” and “all-in sustaining costs”, that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and useful in allowing year-over-year comparisons. However, each of these non-US GAAP measures should be considered together with other data prepared in accordance with US GAAP. These measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. Reconciliations of the Company’s total cash costs per ounce of gold produced and minesite costs per tonne financial performance measures to comparable financial measures calculated and presented in accordance with US GAAP are detailed above.

The contents of this press release have been prepared under the supervision of, and reviewed by, Alain Blackburn, Ing., Senior Vice-President, Exploration and a “Qualified Person” for the purposes of NI 43-101.

Forward-Looking Statements

The information in this news release has been prepared as at April 25, 2013. Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. When used in this document, words such as “anticipate”, “expect”, “estimate”, “forecast”, “planned”, “possible”, “will”, “likely”, “schedule” and similar expressions are intended to identify forward-looking statements.

Such statements include without limitation: the Company’s forward-looking production guidance, including estimated ore grades, project timelines, drilling results, orebody configurations, metal production, life of mine estimates, production estimates, total cash costs per ounce, minesite costs per tonne and all-in sustaining costs estimates, cash flows, the estimated timing of scoping and other studies, the methods by which ore will be extracted or processed, expansion projects, recovery rates, mill throughput, and projected exploration and capital expenditures, including costs and other estimates upon which such projections are based; the Company’s ability to fund its current pipeline of projects; the impact of maintenance shutdowns at Kittila; the Company’s goal to build a mine at Meliadine; the Company’s ability to complete construction and bring into production mines at Goldex or La India; and other statements and information regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof. Such statements reflect the Company’s views as at the date of this news release and are subject to certain risks, uncertainties and assumptions. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle contained in this news release, which may prove to be incorrect include, but are not limited to the assumptions set forth herein and in management’s discussion and analysis and the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 (“Form 20-F”) as well as: that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, equipment failures, accidents, political changes, title issues or otherwise; that permitting, production and expansion at each of Agnico-Eagle’s mines and growth projects proceeds on a basis consistent with current expectations, and that Agnico-Eagle does not change its plans relating to such projects; that the exchange rate between the Canadian dollar, European Union euro, Mexican peso and the United States dollar will be approximately consistent with current levels or as set out in this news release; that prices for gold, silver, zinc, copper and lead will be consistent with Agnico-Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle’s current expectations; that Agnico-Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and metal recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies.

For a more detailed discussion of such risks and other factors, see the Form 20-F, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission (the “SEC”). The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, recoveries, mining methods, capital costs, total cash costs, minesite costs, and location of surface infrastructure.  Actual results and final decisions may be materially different from those currently anticipated.